SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 05, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

1st Quarter Results Announcement

São Paulo, May 05, 2006

Index

Highlights	3

Improvement on the Spread (RASK – CASK)	4
Graph 1: Trend of CASK and Spread RASK (-) CASK	4

Operational Performance	5
Market	5
Graph 2 Market growth – domestic and international – 1Q06 vs. 1Q05	5
Graph 3: Market share - domestic and international - 2005 vs. 2004	5
Table 1: Operational data 1Q06 vs. 1Q05	6
Table 2: Fleet 1Q06 vs. 1Q05	7

Financial Performance	8
Revenues	8
Table 3: Revenue per type of service	8
Table 4: RASK e Yield Total, Scheduled Domestic, and Scheduled International	8

Costs and Expenses	10
Table 5: Costs and expenses 1Q06 (BR GAAP)	10

EBITDAR, EBITDA, EBIT and Net Income	13
Table 6: Calculation of EBITDAR, EBITDA e EBIT (BR GAAP)	13

Cash Flow	14
Graph 4: Cash flow in 1Q06 compared with 4Q05	14

Balance Sheet (BR GAAP)	15
Table 7: Balance Sheet	15

Indebtedness	16
Table 8: Breakdown and maturity of financial debt (BR GAAP)	16
Table 9: Breakdown and maturity of operational leases (BR GAAP)	16

Stock Market	18
Table 10: Actual Shareholders	18

Public Offering	18
Public Stock Offering Structure	18
Offering Rationale	18

Estimates	19
Graph 5: Projected growth of fleet	19

Financial Reports in US GAAP	20
Table 11: Statement of Income – 1T06	23
Table 12: Condensed Balance Sheet	21
Table 13: Breakdown and maturity of leases (US GAAP)	22

Glossary	23

Investor Relations contacts	24

1st Quarter highlights

5.55 million passengers carried- an increase of 31.5%

An increase in block hours/day by aircraft from 10.6 to 12.4.

1 new A320 begun operations in 1Q06

Load Factor increased 2.6p. p. to 72.6%

Gross Revenues of R$ 1.7 billion, an increase of 24.6%

Reduction in CASK of 4.9%; and in CASK excl. fuel of 10.0%

EBITDAR of R$ 376 million; EBITDAR margin of 23.6%

EBIT of R$ 189 million; EBIT margin of 11.9%

Net income of R$ 111 million

Listing in the NYSE, public offering of ADS

Announcement of new international flights to London, daily São Paulo - New York; Manaus - Miami and Salvador - Miami

Highlights

São Paulo, May 05, 2006 –TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the domestic airline market, reports its first quarter results for 2006 (1Q06). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP)

Operational Performance

Domestic Operations
TAM reached 43.8% of average market share in 1Q06, a difference of 15 p.p. over the second player. TAM´s average market share in the same period of 2005 was 40.1% .

ASKs (capacity) increased 26.8% in 1Q06 as a result of the increase in the operating fleet (4 A320) and the increase in block hours by aircraft from 10.6 hours/day to 12.4 hours/day (total operation).

RPKs (demand) increased 30.6% in 1Q06 compared to 1Q05.

TAM’s domestic load factor increased to 71.0% in 1Q06, compared to 68.9% in 1Q05.

We operated with the best operational efficiency performance in the domestic market with 91.0% index for 1Q06.

International Operations
 TAM reached 22.3% of average market share in 1Q06, compared to 15.8% in 1Q05

ASKs (capacity) increased 25.8% in 1Q06, as a result of an additional 2 A330 in our fleet in our international network, enabling to increase an additional four weekly flights from São Paulo to New York and one from Florianopolis – Buenos Aires, together with a new weekly flight from Recife to Paris.

RPKs (demand) increased 33% comparing 1Q06 with 1Q05.

TAM’s international load factor increased 4.3 p.p. to 77.3% in 1Q06 compared to 73.0% in 1Q05.

We operated with the best operational efficiency performance in the international market with 94.3% index for 1Q06.

Financial Performance

Total RASK decreased 1.9% due to the impact of the exchange rate on international revenues. However, RASK scheduled domestic increased 1.7% as a result of increased load factor, compensating for a 2.0% drop in yields, in 1Q06 vs 1Q05 .

CASK decreased by 4.9% in 1Q06 compared to 1Q05 an CASK excluding fuel decreased 10.0% in the same period.

We reached 11.9% and 23.6% of EBIT and EBITDAR margins, respectively.

Our total cash and cash equivalents equalled R$1,208.3 million

Increasing our Spread (RASK – CASK)

The company is increasing the spread between RASK and CASK, resulting in an EBIT margin 3p.p. higher in 1Q06 than 1Q05.
The main cost reduction actions in 1Q06 were the dilution of the fixed costs by increasing the block hours per aircraft per day to 12.4 hours; decrease in the GDS costs with the of the development of the eTAM portal; beginning of IT outsourcing; implementation of a new commercial policy. To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance

Market

Graph 2: Market growth in domestic and international markets 1Q06 vs. 1Q05 (base 100)

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data 1Q06 vs. 1Q05

	2006	2005	Variation (%)

	1st quarter	1st quarter	1st quarter

Total
Passengers transported (thousands)	5,551	4,222	31.5
RPK (millions)	5,831	4,441	31.3
ASK (millions)	8,037	6,351	26.5
Load factor - %	72.6	69.9	2.6p.p.
Break-even load factor (BELF) - %	63.9	63.6	0.3p.p.
Average tariff	266	277	-4.1
Flight hours	90,537	72,891	24.2
Kilometres flown by aircraft (millions)	52,286	42,726	22.4
Liters of fuel (million)	305,323	240,417	27.0
Aircraft utilization (hours per day)	12.40	10.66	16.3
Landings	57,889	46,806	23.7
Stage Length	903	913	-1.1%
No. of employees	10,240	8,550	19.8

Domestic Market
Paid passengers transported (thousands)	5,019	3,824	31.2
RPK domestic (millions)	4,268	3,268	30.6
RPK scheduled domestic(millions)	3,593	2,668	34.7
ASK domestic (millions)	6,015	4,744	26.8
ASK scheduled comestic (millions)	5,242	4,045	29.6
Domestic Load factor - %	71.0	68.9	2.1p.p.

International Market*
Paid passengers transported (thousands)	532	397	34.1
RPK internationcal (millions)	1,563	1,173	33.3
RPK scheduled internationcal (millions)	1,540	1,136	35.5
ASK internationcal (millions)	2,022	1,607	25.8
ASK scheduled internationcal (millions)	1,988	1,550	28.3
International Load factor - %	77.3	73.0	4.3p.p.
*International market includes the TAM Mercosur statistics, and this data is not included in the DAC numbers.

Domestic Market	The domestic market demand grew 19.7% comparing 1Q06 with 1Q05 while there was a growth in supply of 21.8% in the same period. As a result, the industry's load factor dropped 1.2p. p. to 69.3% in 1Q06 compared to 70.6% in 1Q05.

TAM Domestic Demand	In the domestic market, TAM grew approximately 1.6 times the market. TAM grew 30.6% in domestic RPKs when comparing 1Q06 with 1Q05, increasing market share in 3.7p. p. to 43.8% in the 1Q06. The majority of the increase was due to our increase in supply, fuelled by competitive pricing.

TAM Domestic Supply	Our domestic supply increased approximately 1.2 times more than the market, as measured in ASKs. We increased 26.8% our supply in 1Q06 when compared to 1Q05. Part of the increase in ASK was due to the increase in the fleet (4 new A320s). However, the greatest impact was from increased aircraft utilization (an increase from 10.6 hour/day in 1Q05 to 12.4 flown hours per day per aircraft in 1Q06).

International Market	In the international market, demand decreased 5.8% and supply 4.4%, when comparing 1Q06 to 1Q05. These factors led to a decrease in load factor from 78.3% to 77.2% in 1Q05 and 1Q06, respectively.

TAM's International Demand	TAM continues to grow in the international the market. Our market share increased from 15.8% in 1Q05 to 22.3% in 1Q06, generating RPK growth of 33.3% comparing 1Q06 to 1Q05.

TAM's International Supply	The increase in our participation in the international market was due to an increase in supply, which grew 25.8% in 1Q06 compared to 1Q05. This increase was made possible by the arrival of two new A330. With the additional aircraft, the São Paulo – New York route was inaugurated, flying four times a week, as well as the new one weekly flights: Florianopolis - Buenos Aires; Recife – Paris; and Salvador – Miami.

Table 2: Fleet 1Q06 vs. 1Q05

March 31,

Model	Capacity	In operation		Sub- leased		Total

		2005	2006	2005	2006	2005	2006

	(*)	5	7	4	3	9	10

	168 seats, 10 tons of cargo.	33	37			33	37

	138 seats, 7 tons of cargo.	13	13			13	13

	108 seats, 7 tons of cargo	28	24	2		30	24

		79	81	6	3	85	84

(*) 10 A330-200, of which 5 with 18 first class seats, 24 executive class seats and 171 economy seats (total of 213 seats) and 5 with 7 first class seats, 30 executive class seats and 175 economy seats (total of 212 seats), all with an 18 ton cargo capacity.

Financial Performance

Revenues

Table 3: Revenue per type of service

	2006	2005	Variation (%)

	1st quarter	1st quarter	1st quarter

Domestic revenue - Pax
Scheduled - PAX	1,113,950	843,811	32.0%
Charter - PAX	73,908	74,399	-0.7%
Total	1,187,858	918,210	29.4%

International revenue - Pax
Scheduled - PAX	284,189	246,471	15.3%
Charter - PAX	3,011	5,252	-42.7%
Total	287,200	251,723	14.1%

Cargo revenue
Domestic cargo	72,343	52,828	36.9%
International cargo	30,758	34,114	-9.8%
Total	103,101	86,942	18.6%

Other operating revenue
Commissions	6,771	5,831	16.1%
Loyalty program	31,396	14,357	118.7%
Subleases	13,273	24,214	-45.2%
Others	34,194	34,212	-0.1%

Total	85,634	78,614	8.9%

Gross Revenue	1,663,793	1,335,489	24.6%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

	2006	2005	Variation (%)

	1st quarter	1st quarter	1st quarter

RASK (cents of reais) (1) (2)	19.78	20.16	-1.9
Load factor - %	72.56	69.93	2,6p.p.
Yield (cents of reais) (1) (3)	28.53	30.07	-5.1

RASK Scheduled Domestic (cents of reais)	20.25	19.91	1.7
Scheduled Domestic Load Factor (%)	68.53	65.96	2,6p.p.
Yield Scheduled Domestic (cents of reais)	31.00	31.63	-2.0

RASK Scheduled International (cents of reais)	14.29	15.89	-10.1
Scheduled International Load Factor (%)	77.46	73.31	4,1p.p.
Yield Scheduled International (cents of reais)	18.47	21.69	-14.9
Yield Scheduled International (cents of USD)	8.50	8.14	4.5

(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue	Our gross operating revenue increased 24.6% to R$1,663.8 million in 1Q06 compared to R$1,335.5 million in 1Q05, due to the increase in our demand by 31.3% compensated by the decrease in our total yield of 5.1% to 28.53 Real cents in 1Q06. The increase in RPK was mainly due to the supply increase of 26.5% and an improved average load factor of 72.6% in 1Q06. Our domestic market share reached 43.8% in 1Q06 compared to 40.1% in 1Q05. The total RASK decreased 1.9% to 19.78 Real cents, compared to 20.16 Real cents in 1Q05.

Gross domestic passenger revenues	Gross domestic passenger revenue (including scheduled and charter passengers) increased 29.4%% to R$1,187.9 million in 1Q06, compared with R$918.2 million in 1Q05. Despite the fall in domestic scheduled yield of 2.0%, from 31.63 Real cents in 1Q05 to 31.00 Real cents in 1Q06, there was an increase in the domestic load factor of 2.1p. p. RASK scheduled domestic increased 1.7% reaching 20.25 Real cents in 1Q06 compared to 19.91 Real cents in 1Q05.

Gross international passenger revenue	Gross international passenger revenue (including scheduled and charter passengers) increased 14.1% to R$287.2 million in 1Q06 compared to R$251.7 million in 1Q05 – despite the fall in our yield in Real cents on scheduled flights of 14.9% . The increase of gross international passenger revenue was due to an increase of 26.5% in the supply, with the introduction of one daily flight São Paulo – Miami as well São Paulo – Santiago, as well as three new weekly flights São Paulo - Paris and seven new flights in the route São Paulo – Buenos Aires. Also, the São Paulo - New York was inaugurated, flying four times a week. In dollar terms, yield scheduled international increased 4.5% from 8.14 Dollar cents in 1Q05 to 8.50 Dollar cents in 1Q06. Load factor increased 4.1p. p. to 77.5% in 1Q06. The RASK scheduled international decreased 10.1% from 15.89 Real cents in 1Q05 to 14.29 Real cents in 1Q06.

Gross cargo revenue	Gross cargo revenue (domestic and international) increased 18.6% to R$103.1 million in 1Q06 compared to R$86.9 million in 1Q05 due to the increase in our capacity and consequent availability of more cargo space available to TAM Express.

Other gross revenue	Other gross revenue increased 8.9%, to R$85.6 million in 1Q06, compared to R$78.6 million in 1Q05, mainly due to an increase in sale of Loyalty Program points.

Sales deductions and taxes	Sales deductions and taxes increased 34.3% to R$74.2 million in 1Q06, compared with R$ 55.2 million in 1Q05, due to the increase of 29.4% in the gross domestic passenger revenue and 18.6% in the gross domestic cargo revenue.

Net operating revenue	Our net operating revenue increased 24.2% to R$1,589.6 million in 1Q06 compared with R$1,280.2 million in 1Q05

Costs and Expenses

Table 5: Costs and Expenses

	1st quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Operational Income
Flight revenue	19.64	19.79	-0.8	1,578.2	1,256.9	25.6
Domestic	14.78	14.46	2.2	1,187.9	918.2	29.4
International	3.57	3.96	-9.8	287.2	251.7	14.1
Cargo	1.28	1.37	-6.3	103.1	86.9	18.6
Other operating sales and/or services revenues	1.07	1.24	-13.9	85.6	78.6	8.9
Sales deductions and taxes	(0.92)	(0.87)	6.1	(74.2)	(55.2)	34.3

Net operational income	19.78	20.16	-1.9	1,589.6	1,280.2	24.2

Cost of services and operational expenses
Fuel	(5.85)	(5.46)	7.0	(469.8)	(346.8)	35.5
Selling and marketing expenses	(2.53)	(2.98)	-15.2	(203.1)	(189.2)	7.4
Aircraft and equipment leasing	(2.04)	(2.48)	-18.0	(163.8)	(157.8)	3.8
Personnel	(2.36)	(2.30)	2.8	(190.0)	(146.0)	30.1
Maintenance and reviews (except personnel)	(0.97)	(1.44)	-32.8	(77.8)	(91.5)	-14.9
Outsourced services	(1.56)	(1.40)	11.0	(125.4)	(89.1)	40.6
Landing and take-off and navigation charges	(0.86)	(0.86)	0.5	(69.1)	(54.3)	27.2
Depreciation and amortization	(0.28)	(0.33)	-13.8	(22.9)	(20.8)	9.9
Aircraft insurance	(0.11)	(0.16)	-32.3	(8.9)	(10.4)	-14.3
Others	(0.87)	(0.92)	-4.5	(70.0)	(58.2)	20.4

Total cost of services and operational
expenses	(17.43)	(18.33)	-4.9	(1,400.8)	(1,164.2)	20.3

Gross profit	2.35	1.83	28.6	188.8	116.0	62.7

Financial income (expense)	(0.14)	(0.53)	-73.3	(11.3)	(33.6)	-66.2
Other operating expenses. net	(0.13)	(0.04)	213.1	(10.8)	(2.7)	296.2

Operating income (loss)	2.07	1.26	65.2	166.7	79.7	109.1
Non-operating results, net	0.06	(0.01)	-553.8	4.7	(0.8)	-674.3

Income (loss) before income and social
contribution taxes	2.13	1.24	71.6	171.3	78.9	117.1
Income tax and social contribution	(0.75)	(0.40)	86.8	(59.9)	(25.3)	136.4

Income (loss) before minority interest	1.39	0.84	64.4	111.4	53.6	108.0
Minority interest	(0.00)	(0.00)	110.9	(0.2)	(0.1)	166.8

Net income (loss) for the period	1.38	0.84	64.3	111.2	53.5	107.9

Cost of services and operational expenses and CASK	Our cost of services and operating expenses increased by 20.3% to R$ 1,400.8 million in 1Q06, compared to R$ 1,164.2 million in 1Q05. The increase in cost of services and operating expenses is principally due to the increase in fuel, commercial and marketing expenses, landing and take-off fees and navigational aid, and personnel. The cost of services and operational expenses by ASK (CASK) drop to 17.43 Real cents in 1Q06, compared to 18.33 Real cents in 1Q05. This reduction is mainly due to the improvement in aircraft utilization (daily hours flown increased from 10.6 to 12.4) and by the appreciation of the Real exchange rate of 22.7%, partially offset by the increase in the fuel cost.

Fuel	Fuel costs increased 35.5% to R$ 469.8 million in 1Q06, compared with R$ 346.8 million in 1Q05 due to the 27.0% increase in litres consumed and the 6.5% increase in the average cost per litre. During the 1Q06, the tankering program generated savings of approximately R$ 8.2 million. Fuel costs by ASK increased 7.0% .

Sales and Marketing	Sales and marketing expenses increased by 7.4% to R$ 203.1 million 1Q06, compared to R$ 189.2 million in 1Q05. These expenses are mainly comprised of commissions and incentives paid to travel agents, which are linked in percentage terms to our revenues. Although revenues increased 24.6%, sales and marketing expenses only increased 7.4% due to a change in the commercial policy, variabilizing commissions. Sales and marketing expenses by ASK drop 15.2% .

Aircraft and equipment leasing	Aircraft and equipment leasing costs increased by 3.8% to R$ 163.8 million in 1Q06, compared with R$ 157.8 million in 1Q05. The decrease in costs due to the 22.7% appreciation of the Real against the US dollar and the return of 6 Fokker 100s were compensated by charges arising from the new leases of 4 Airbus A320 and 1 A330. Aircraft and equipment leasing costs by ASK fell 18.0% .

Personnel costs	Personnel costs increased by 30.1% to R$ 190.0 million in 1Q06, compared to R$ 146.0 million in 1Q05, principally due to the 19.8% increase in headcount from 8,550 to 10,240 in 1Q05 and 1Q06, respectively, occurred mainly in the operational areas, and the yearly negotiated salary increase of 6.0%, basically matching inflation. The increase in the personnel costs were less than the increase in our capacity of 26.5% for the period. Personnel costs per ASK increased 2.8% .

Maintenance and repairs (except personnel)	Maintenance and repairs (except personnel) costs fell 14.9% to R$ 77.8 million in 1Q06, compared to R$ 91.5 million in 1Q05, mainly due to less engine repairs in 1Q06 compared to 1Q05, and the appreciation of the Real against the US dollar of 22.7% .. Costs with maintenance and repairs (except personnel) by ASK fell by 32.8% .

Outsourced services	Outsourced services increased by 40.6% to R$ 125.4 million in 1Q06, compared to R$ 89.1 million in 1Q05 mainly due to the increase of 23.7% in the quantity of take-offs from 46.806 in 1Q05 to 57,889 in 1Q06 and costs resulting from the public follow-on offering realized in March. Outsourcing services by ASK increased by 11.0% .

Landing, take-off and navigation charges	Landing, take-off and navigation charges increased 27.2% to R$ 69.1 million in 1Q06 compared with R$ 54.3 million in 1Q05, due to the increase of 23.7% in take-offs and 22.4% in kilometres flown. Landing, take-off and navigation charges by ASK increased 0.5% .

Depreciation and amortization	Depreciation and amortization costs increased 9.9% to R$ 22.9 million in 1Q06 compared with R$ 20.8 million in 1Q05. Much of the increase arises from investments in spare parts and components. The depreciation and amortization expense by ASK fell by 13.8% .

Aircraft insurance	Aircraft insurance decreased 14.3% to R$8.9 million in the 1Q06 compared to R$ 10.4 million in 1Q05, principally due to better risk-class rating from our insurers, the reduction of our fleet in 6 aircraft F100 and by the appreciation of the Real against the US dollar and was compensated by the increase in the number of passengers carried in 31.5% and by the new Airbus aircrafts (4 A320 and 1 A330). The cost of aircraft insurance by ASK fell by 32.3% .

Other operating expenses	Other operating expenses increased by 20.4% to R$ 70.0 million in 1Q06, compared to R$ 58.2 million in 1Q05, consistent with the increase in our capacity of 26.5% . Other operational expenses by ASK decreased by 4.5% .

Net financial expense	Our net financial expense reached net expenses of R$ 11.3 million in 1Q06, compared with R$ 33.6 million in 1Q05. Mainly due to the effects of appreciation of the Real against the US dollar of 22.7% and interest income from cash invested, offset by losses with hedge.

Income tax and social contribution	Income tax and social contribution reached R$ 59.9 million in 1Q06, compared to R$ 25.3 million in 1Q05. This rise was due to the increase of 117.1% in our income before taxes and contributions. Our effective tax rate was 35.0% in 1Q06 and 32.1% in 1Q05.

Net Income	Our net income reached R$ 111.2 million in 1Q06, compared with R$ 53.5 million in 1Q05, as a result of the matters discussed above that represented an increase of 2.8p. p. in margin, from 4.2% in 1Q05 to 7.0% in 1Q06.

EBITDAR, EBITDA, EBIT and Net Income

Table 6: EBITDAR, EBITDA e EBIT calculation

	2006	2005	Variation (%)

	1st quarter	1st quarter	1st quarter

Net income before minority interest	111,416	53,560	108%
Income tax and social contribution	59,917	25,343	136%
Financial result, net	11,347	33,593	-66%
Non-operating result, net	-4,662	811	-675%
Other operating expenses, net	10,608	2,722	290%

EBIT	188,626	116,029	63%
Depreciation and amortization	22,916	20,850	10%
Goodwill amortization in subsidiary	180	554	-67%

EBITDA	211,722	137,433	54%
Rental - Leasing	163,809	157,803	4%

EBITDAR	375,531	295,236	27%

Net revenue	1,589,585	1,280,239	24%

Margins:
EBIT	11.87	9.06	2,8p.p.
EBITDA	13.32	10.73	2,58p.p.
EBITDAR	23.62	23.06	0,56p.p.

EBIT	EBIT margin was 11.9%, reaching R$ 188.6 million in 1Q06, compared to R$ 116.0 in 1Q05. Our EBIT margin increased 2.8p. p. in 1Q06, due to the decrease in CASK of 4.9% against the decrease in RASK of 1.9% .

EBITDAR	EBITDAR margin was 23.6%, reaching R$ 375.5 million in 1Q06, compared to R$ 295.2 million in 1Q05, representing an increase in the EBITDAR margin of 0.5p. p. in 1Q06.

Cash Flow

Graph 4: Cash flow 1Q06 compared with 1Q05

Cash Flow (in R$ million)

Cash flow from operating activities	Cash used in operational activities in 1Q06 was R$ 4 million compared to R$ 34 million in 1Q05. The decrease in cash was due to the payments of landing and take-off and navigation charges, dividends and advances to aircraft manufacturers.

Cash flow used in investing activities	Cash used in investing activities in 1Q06 totaled R$ 18 million, related to the investment in the spare parts for aircraft, given the increase in our operating fleet. Cash used was generated by financing activities.

Cash flow from financing activities	Cash generated from financing activities in 1Q06 was R$ 236 million, where R$ 210 million is related to the public follow-on offering of March 10th and the remaining R$ 26 million related to the new credit facility with BNDES and IFC.

Balance Sheet (BR GAAP)
Table 7: Balance Sheet

	31.3.2006	31.12.2005

Total Assets	3,609,357	3,310,808
Current Assets	2,507,191	2,182,231

Cash	103,151	92,935
Cash equivalents (short-term investments)	1,105,173	902,517
Accounts receivable	729,085	763,165
Inventories	101,717	104,565
Taxes recoverable	122,692	43,035
Deferred Income Tax	23,845	23,782
Other accounts receivable	321,528	252,232
Long-Term Assets	332,781	353,239

Deferred income tax and social contribution	147,976	166,236
Other accounts receivable	184,805	187,003
Permanent Assets	769,385	775,338

Investments	70	70
Plant, Property and Equipment	763,006	768,606
Deferred assets	6,309	6,662
LIABILITIES AND SHAREHOLDERS' EQUITY	3,609,357	3,310,808
Circulante	1,420,506	1,393,129

Suppliers	261,911	282,048
Loans and Financing	162,804	118,448
Leases	72,622	62,049
Debentures	26,990	26,109
Payroll and Social Contributions	124,036	134,048
Transportations to be executed	539,835	557,647
Taxes and Charges	43,257	35,156
Provision for Income Tax and Social Contribution	64,658	27,073
Dividends payable	363	29,405
Other accounts payable	124,030	121,146

Long-term liabilities	1,103,325	1,144,650

Loans and Financing	173,945	151,405
Leases	131,207	155,703
Debentures	27,618	33,244
Provisions for Deferred Income Tax	62,825	63,287
Provisions for Contingencies	630,108	654,101
Reorganization of the Fokker 100 Fleet	76,035	85,004
Others	1,587	1,906
Deferred Income	11,099	11,099
Minority Interest	2,018	1,843
Shareholders' Equity	1,072,409	760,087

Paid-Up Capital	180,290	153,909
Capital Reserve	534,401	350,782
Revaluation Reserve	160,281	161,196
Profit reserve	94,200	94,200
Accrued Net Income/Loss	103,237	0

Indebtedness

Table 8: Breakdown and Maturity of financial debt

	R$ thousand

	31.3.2006

Year	Loans	Lease payable	Reorganization of Fokker 100 fleet	Debentures	Total	% Total

2006	162,804	72,622	10,298	26,990	272,714	39%
2007	50,336	31,641	8,570	27,618	118,165	17%
2008	55,068	29,826	13,504	0	98,398	14%
2009	13,395	28,175	17,978		59,548	8%
2010	13,419	13,665	20,376		47,460	7%
2011	12,404	12,950	15,607		40,961	6%
2012	19,365	5,292	0		24,657	4%

After 2012	9,958	9,658	0		40,961	6%

Foreign currency -
denominated	336,749	203,829	86,333	54,608	702,864	100%

Local currency -
denominated	36,272	203,829	86,333	0	326,434	46%
	336,749	0	0	54,608	391,357	56%

Table 9: Breakdown and maturity of operational leases

	In thousands of US dollars

	Financial interest and
	(monthly payments)	31.3.2006	31.12.2005

Foreign currency
Airbus A319	Monthly Libor (6.3% p.a.)	94,459	97,026
	Three-month Libor (4.5% p.a.)	17,968	19,360
	Semi-annual Libor + 1.50% p.a. to 1.75% p.a.(5.9% p.a.)	183,877	187,927

Airbus A320	Fixed interest from 4.00% p.a.	29,826	4,640
	Monthly Libor (6.3% p.a.)	133,698	138,273
	Three-month Libor + 1.75% p.a.(6.4% p.a.)	256,935	224,445
	Semi-annual Libor + 1.75% p.a.(5.5% p.a.)	350,180	358,225

Airbus A330	Semi-annual Libor + 1.25% p.a. to 2.10% p.a. (4.9% p.a.)	704,654	725,540

Fokker 100	Fixed interest from 1.12% p.a. to 2.00% p.a. (1.2% p.a.)	96,016	101,553
	Semi-annual Libor (4,7% p.a.)	13,408	13,459

Airbus Turbines	Fixed interest from 0.92% p.a. to 1.01% p.a.(0.95% p.a.)	1,696	1,696
	Semi-annual Libor (5.2% p.a.)	9,314	9,632

		1,892,031	1,881,776

In thousands of US dollars

Year	31.3.2006	31.12.2005

2006	204,428	261,205
2007	251,074	238,778
2008	224,557	213,358
2009	207,331	197,470
2010	200,926	188,201
2011	216,387	204,777
2012	170,251	164,657
After 2012	417,077	413,330

	1,892,031	1,881,776

Total financial debt	Total financial debt increased from R$ 641 million at 4Q05 to R$ 703 million at 1Q06. Our main capital investment is related to software development and the extension of São Carlos Technological Center. To ensure continuity of our investments, we have obtained loans from the BNDES and IFC, whose total amount will be invested during 2006.

Operating leases	Obligations from operational leases amounted to US$ 1.9 billion at the end of 1Q06, corresponding to 84 aircraft (25 Fokker 100, 13 Airbus A319, 37 Airbus A320, 10 Airbus A330 and Airbus turbines). Contracts mature up to 192 months and are restated based on the variation of the US dollar plus LIBOR.

Stock Market

Table 10: Actual Shareholders

	Ordinary		Preferential
Shareholders	Shares	(%)	Shares	(%)	TOTAL	(%)

TAM – Empreendimentos e Participações S.A	58,180,632	39.0%	20,454,655	13.7%	78,635,287	52.8%
Aerosystem S.A. Empreendimentos e Participações	1,515,656	1.0%	2,073,881	1.4%	3,589,537	2.4%
Agropecuária Nova Fronteira Ltda.	79,516	0.1%	0	0.0%	79,516	0.1%
Acionistas minoritários	19,035	0.0%	66,736,079	44.8%	66,755,114	44.8%
Conselheiros e Diretores	6	0.0%	2	0.0%	8	0.0%

Total	59,794,845	40.1%	89,264,617	59.9%	149,059,462	100.0%

Public Offering

Public Stock Offering Structure

On March 10, 2006, TAM S.A concluded a preferred shares public offering in NYSE and in BOVESPA, simultaneously, where 5,000,000 new shares were issued and a 30,618,098 were placed by selling shareholders. In terms of the allocation to new investors, 11,748,533 shares went to Brazilian investors and 23,869,565 ADS (American Depositary Shares) to foreign investors.
On April 12, 2006, the company announced the closing of its preferred shares public offering and partially exercised the option to sell additional shares to cover the over-allotments during the Brazilian offering (400,779 shares) and ADSs to cover the demand verified in the international offering (1,103,100 ADS). Thus, a total of 37,121,977 shares were distributed at the price of R$42.00 each, amounting to R$ 1,559,123,034.00 – one of the largest Public Offerings carried out in Brazil.

Offering Rationale	The rationale for the offering may be split in three different objectives:

1) Fleet:

- Maintain modern and flexible fleet
- Increase capacity to service market grow
- Selectively expand to international destinations

2) Financial Flexibility

- Increase financial flexibility
- Sustain working capital needs
- Improve capital structure
- Broaden financial alternatives

3) Corporate Governance and Liquidity

- Improve Corporate Governance
   -->NYSE listing, Sarbanes-Oxley compliance
- Significantly enhance free float
- Alignment of interests between management and shareholders

Estimates

2006 Estimates

TAM	Market

- Average domestic market share of 45%	- Market growth 12% - 15%

- Average load factor of 69.5%

- Average block hours per day over 12
hours flown by aircraft

- CASK reduction of 5%

- Daily flights to New York

- Announcement of flights to London

Graph 6: Fleet projection

Financial Reports in US GAAP

Reports in US GAAP	For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Statement of Income and Shareholders' Equity for the 1Q06 and 1Q05 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br.

Table 11: Statement of Income – 1Q06 vs 1Q05

US GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Operational Income
Flight revenue	19.64	19.79	-0.8	1,578.2	1,256.9	25.6
Domestic	14.78	14.46	2.2	1,187.9	918.2	29.4
International	3.57	3.96	-9.8	287.2	251.7	14.1
Cargo	1.28	1.37	-6.2	103.1	86.9	18.6
Other operating sales and/or services revenues	1.02	1.24	-18.1	81.4	78.6	3.6
Sales deductions and taxes	(0.92)	(0.87)	6.2	(74.2)	(55.2)	34.4

Net operational income	19.73	20.16	-2.1	1,585.4	1,280.2	23.8

Cost of services and operational expenses
Fuel	(5.85)	(5.46)	7.0	(469.8)	(346.8)	35.5
Selling and marketing expenses	(2.53)	(2.98)	-15.2	(203.1)	(189.2)	7.4
Aircraft and equipment leasing	(1.00)	(1.16)	-14.3	(80.3)	(74.0)	8.5
Personnel	(2.36)	(2.30)	2.3	(189.3)	(146.2)	29.4
Maintenance and reviews (except personnel)	(0.97)	(1.44)	-32.8	(77.8)	(91.5)	-14.9
Outsourced services	(1.48)	(1.40)	5.5	(119.0)	(89.1)	33.5
Landing and take-off and navigation charges	(0.86)	(0.86)	0.5	(69.1)	(54.3)	27.2
Depreciation and amortization	(0.68)	(0.80)	-14.2	(54.9)	(50.6)	8.5
Aircraft insurance	(0.11)	(0.16)	-32.3	(8.9)	(10.4)	-14.3
Others	(0.94)	(0.83)	12.8	(75.6)	(53.0)	42.7

Total cost of services and operational
expenses	(16.77)	(17.40)	-3.6	(1,347.7)	(1,105.1)	22.0

Gross profit	2.96	2.76	7.3	237.7	175.1	35.7

Financial income (expense)	2.18	(1.14)	-291.1	175.6	(72.6)	-341.8

Income (loss) before income and social
contribution taxes	5.14	1.61	218.5	413.3	102.5	303.1
Income tax and social contribution	(1.81)	(0.51)	255.1	(145.1)	(32.3)	349.3

Income (loss) before minority interest	3.34	1.11	201.7	268.2	70.2	281.9
Minority interest	(0.00)	(0.00)	-29.4	(0.2)	(0.2)	-10.8

Net income (loss) for the period	3.33	1.10	202.4	268.0	70.0	282.7

Net Income for the period (US GAAP)	The net income in 1Q06, according to US GAAP, increased 282.7% compared to 1Q05, reaching R$ 268 million.

Table 12: Condensed Balance Sheet (US GAAP in thousands of R$)

U.S. GAAP	31.3.2006	31.12.2005

	(Unaudited)
Total Assets	6,235,757	6,056,647
Current assets	2,516,239	2,229,044

Cash and cash equivalents	103,151	92,935
Short-term investments	1,105,173	902,517
Accounts receivable, net	729,085	763,165
Inventories	101,717	104,565
Taxes recoverable	122,692	43,035
Prepaid expenses	129,392	120,013
Income tax and social contribution	40,329	80,061
Advances to aircraft manufacturers	153,576	100,995
Other receivables	31,124	21,758

Long term assets	240,007	309,998

Deferred income tax and social contribution	55,202	122,995
Deposits in guarantee	111,293	118,660
Judicial deposits	57,136	55,877
Other assets	16,376	12,466

Permanent assets	3,479,511	3,517,605

Goodwill	9,679	9,680
Other investments	70	70
Property, plant and equipment	3,469,762	3,507,855

Total liabilities and Shareholders' Equity	6,235,757	6,056,647
Current liabilities	1,805,383	1,793,210

Suppliers	261,911	282,048
Leases payable	340,441	342,983
Loans	162,804	118,448
Debentures	26,990	26,109
Taxes and tariffs payable	43,257	35,156
Advances from ticket sales	539,835	557,647
Salaries and payroll charges	124,036	134,048
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	64,658	27,073
Other accounts payable	209,366	237,613

Long-term liabilities	3,364,238	3,641,443

Obligations under financial leases	2,250,914	2,502,424
Long-term debt	173,945	151,405
Debentures	27,618	33,244
Reorganization of the Fokker 100 fleet	76,035	85,004
Provision for contingencies	630,112	654,101
Deferred gain on ales-leaseback	204,027	213,360
Other liabilities	1,587	1,905

Minority Interest	2,018	1,843

Shareholders' Equity	1,064,118	620,151

Table 13: Breakdown and maturity of Leases US GAAP (in thousands of reais)

	Financial interest and	31.3.2006	31.12.2005
	(monthly payments)	(Unaudited)

Foreign currency

Fokker 100 aircraft and engines	Fixed interest (monthly)	290,731	316,792
Airbus/A319/Airbus A320 aircraft and engines	Monthly Libor( monthly)	1,289,057	1,414,170
Airbus A330 aircraft, engines and spare parts	Semi-annual Libor(monthly)	980,179	1,076,742
Lease obligations	Monthly Libor( monthly)	10,494	6,865
	Semi-annual Libor(monthly)	9,181	16,409
	Three-month Libor(monthly)	3,316	3,152
	Fixed interest (monthly)	8,397	11,277

		2,591,355	2,845,407

Current		(340,441)	(342,983)

Long-term liabilities		2,250,914	2,502,424

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:
Year	31.3.2006	31.12.2005

	(Unaudited)
2006	0	342,983
2007	191,367	273,019
2008	249,047	268,342
2009	258,001	277,988
2010	240,203	296,131
2011	236,607	254,959
After 2011	1,075,689	1,131,985

	2,250,914	2,845,407

Operational Leasing in US GAAP	On March 31, 2006, TAM had 40 operational lease contracts (Airbus A319 - 9, Airbus A320 -12, Airbus A330 - 8 e Fokker 100 - 11), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases

Glossary

Paid Passengers transported	Total number of passengers who actually paid and flew on all TAM flights

RPK	Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported

Yield	Average amount paid per passenger to fly one kilometre.

RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat- kilometre

Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor (BELF)	BELF is the load factor that equalize passenger revenues and operating costs

Market Share	Company’s share in the total market demand (measured in RPK)

Capacity Share	Company’s share in the total market offer (measured in ASK)

Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Líbano Miranda Barroso (CFO)
Cristina Betts (Dir. Corporate Planning and Management)
Sandoval Martins (Manager Corporate Planning and Management)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br (select Rel. Investidores)

About TAM
TAM ( http://www.tam.com.br ) has been a leader in the Brazilian domestic market for more than two years, and had a 44.2% market share at the end of March 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow the passenger to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.